Exhibit 99.1

JAMES HARDIE MEDIA RELEASE Media enquiries please contact: Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011

18 September 2003

John Barr joins James Hardie board

James Hardie announced today that John D Barr has joined the company’s Board as an independent, non-executive director.

Mr Barr, a US citizen, has more than 30 years’ management experience in the North American industrial sector, including 25 years at The Valvoline Company, eight as President and Chief Executive Officer, in which time the company’s revenues doubled.

Between 1995 and 1999 he was President and Chief Operating Officer and a member of the Board of Directors of the Quaker State Corporation, a leading automotive aftermarket products and consumer car care company, now part of Royal Dutch Shell.

Since 1999, Mr Barr has been President and Chief Executive Officer of Automotive Performance Industries, a private US company that provides a variety of logistics services to major automotive manufacturers.

Since December 2002, Mr Barr has served as a director of United Auto Group, the second largest publicly held automotive retailer in the USA, and in August he was appointed to the Board of Directors of Clean Harbors Inc, the leading provider of hazardous waste and environmental management services throughout North America.

James Hardie’s Chairman, Mr Alan McGregor, said Mr Barr will bring wide-ranging corporate and operating experience to the Board and has outstanding credentials as a builder of businesses.

“John has real world operating experience which will allow him to engage with senior management on critical strategies. He will challenge our thinking, bring fresh perspectives and a practical, no-nonsense orientation to the key issues facing the company. His career in management roles and as a director shows that he is committed to helping build business that can sustain good performance over the long-term,” Mr McGregor said.

“The appointment of Mr Barr, along with the recent election of Mr Peter Cameron and Mr Donald McGauchie, has broadened the Board’s professional and commercial expertise and geographic experience, all of which is vital to James Hardie’s continuing international development,” Mr McGregor said.

End.

Media contacts follow.

Media Release: John Barr joins James Hardie board	1

Media/Analysts Enquiries:

Greg Baxter – Executive Vice President
Telephone: 61 2 8274 5377
Mobile: 0419 461 368
Email: greg.baxter@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This media release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: John Barr joins James Hardie board	2